Exhibit (a)(5)(F)

Filed 10 May 13 A9:33 Amalia Rodriguez-Mendoza District Clerk Travis District D-1-GN-10-001527

CAUSE NO. D-1-GN-10-001527

NITTIN NAMJOSHI, On Behalf of	§	IN THE DISTRICT COURT
Himself and All Others Similarly Situated,	§
§
Plaintiff,	§
vs.	§
§
HEALTHTRONICS, INC., JAMES S.B.	§	TRAVIS COUNTY, TEXAS
WHITTENBURG, ARGIL J.	§
WHEELOCK, KENNETH S. SHIFRIN,	§
R. STEVEN HICKS, DONNY R.	§
JACKSON, TIMOTHY J. LINDGREN,	§
AND ENDO PHARMACEUTICALS	§
HOLDINGS, INC.,	§
§
Defendants.	§	JUDICIAL DISTRICT
§

CLASS ACTION PETITION

FOR BREACH OF FIDUCIARY DUTY AND INJUNCTIVE RELIEF

Plaintiff Nittin Namjoshi, by his undersigned attorneys, for his class action complaint against defendants, allege upon knowledge as to its own acts and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, which investigation included, inter alia, reviewing Securities and Exchange Commission (“SEC”) filings, press releases, analyst reports, news articles and/or other materials, as follows:

DISCOVERY LEVEL

Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, Plaintiff would show that discovery is intended to be conducted under Level 3 of this Rule due to the complexity of this case.

INTRODUCTION

1. This is a stockholder class action brought by plaintiff on behalf of himself and the public shareholders of HealthTronics, Inc. (“HealthTronics” or the “Company”) against the

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Company and certain of its officers and directors arising out of an agreement to sell HealthTronics to Endo Pharmaceuticals Holdings, Inc., by and through its subsidiary, HT Acquisition Corp (collectively “Endo”) via an unfair process, at an inadequate and unfair price, and with inadequate disclosures to the Company’s public shareholders (the “Proposed Acquisition”). In pursuing the Proposed Acquisition, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty, due care, candor, independence, good faith, and fair dealing owed to plaintiff and the proposed class.

2. Under the terms of the Proposed Acquisition, Endo is conducting a shareholder tender offer to acquire all of the HealthTronics shares at $4.85. Thereafter, Endo will merge into HealthTronics. HealthTronics has valued this proposed transaction at approximately $223 million. As part of the Proposed Acquisition, Defendant Whittenberg and other members of HealhTronic’s management have irrevocably agreed to tender their shares.

3. The breach of fiduciary duty is manifest. Where, as here, a board of directors decides to sell control of the corporation, the board must perform its fiduciary duties in the service of a specific objective: maximizing the sale price of the enterprise. In merger situations, a board of directors owes the company’s public shareholders a fiduciary duty to obtain the highest prices possible for the benefit of the stockholders.

4. In short, the Proposed Acquisition caps at $4.85 per share the value in the Company held by plaintiff and the other public shareholders of HeallhTronics; meanwhile, Endo will acquire a successful business with bright prospects for less than its true value.

5. The Proposed Acquisition is the product of a flawed process that was designed to ensure the sale of HealthTronics to Endo on terms preferential to Endo and detrimental to plaintiff and the other public stockholders of HealthTronics. Plaintiff seeks to enjoin the

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Proposed Acquisition, or alternatively, in the event the Proposed Acquisition is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed to the Company’s shareholders.

JURISDICTION AND VENUE

6. This Court has jurisdiction over this action and over defendants because HealthTronics maintains its principal place of business at 9825 Spectrum Drive, Bldg. 3, Austin, Texas 78717.

7. This Court has jurisdiction over the causes of action asserted herein pursuant to the Texas Constitution, Article V, Section 8, because this case is a cause not given by statute to other trial courts.

8. Plaintiff’s claims herein are not preempted by federal law, nor does Plaintiff’s right to relief require the resolution of any substantial, disputed federal question.

9. Plainitiff’s claims are not removable pursuant to the Class Action Fairness Act of 2005 (“CAFA”) because they fall within the exceptions set forth at 28 U.S.C. Sections 1332 (d)(9)(B) and (C).

10. Plaintiff’s claims are not removable pursuant to the Securities Litigation Uniform Standards Act of 1988 (“SLUSA”) because they fall within the exceptions thereto.

11. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

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PARTIES

12. Plaintiff Nittin Namjoshi is, and has been at all times relevant hereto, a shareholder of Healthtronics.

13. Defendant HealthTronics, headquartered at 9825 Spectrum Drive, Bldg. 3, Austin, Texas, is incorporated in the State of Georgia. HealthTronics provide lithotripsy services, which is a medical procedure where a device called a lithotripter transmits high energy Shockwaves through the body to break up kidney stones, and also provides treatments for benign and cancerous conditions of the prostate. Healthtronics trades on the NASDAQ exchange under the symbol “HTRN.”

14. Defendant James S.B. Whittenberg (“Whittenberg”) is the President and Chief Executive Officer and a director of HealthTronics since August 2007. Defendant Whittenberg can be served with process at 9825 Spectrum Drive, Bldg. 3, Austin, Texas, 78717.

15. Defendant Argil J. Wheelock (“Wheelock”) is presently the Non-executive Chairman of the Board and previously served a the Company’s Chairman and Chief Executive Officer from 1996 through November 2004. Defendant Wheelock can be served with process at 9825 Spectrum Drive, Bldg. 3, Austin, Texas, 78717.

16. Defendant Kenneth S. Shifrin (“Shifrin”) has been a HealthTronics director since 2004. Shifrin was Chairman of the Board of Prime Medical Services, Inc before it merged with HealthTronics in November 2004. Defendant Shifrin can be served with process at 9825 Spectrum Drive, Bldg. 3, Austin, Texas, 78717.

17. Defendant R. Steven Hicks (“Hicks”) has been a HealthTronics director since 2004. Hicks became the Company’s Nonexecutive Chairman in March 2006. Defendant Hicks can be served with process at 9825 Spectrum Drive, Bldg. 3, Austin, Texas, 7.

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18. Defendant Donny R. Jackson (“Jackson”) has been a HealthTronics director since January 2003. Defendant Jackson can be served with process at 9825 Spectrum Drive, Bldg. 3, Austin, Texas, 78717.

19. Defendant Timothy J. Lindgren (“Lindgren”) has been a HealthTronics director since January 2003. Defendant Lindgren can be served with process at 9825 Spectrum Drive, Bldg. 3, Austin, Texas, 78717.

20. Defendant Endo Pharmaceuticals Holdings, Inc. (“Endo”) is a Delaware corporation with a principal place of business at 100 Endo Blvd., Chadds Ford, PA 19317. Endo is publicly traded company trading under the ticker symbol “ENDP” on the NASDAQ exchange.

21. The defendants identified in paragraphs 14-19 are at times collectively referred to as the “Individual Defendants.”

22. The Individual Defendants as officers and directors of HealthTronics have fiduciary duties to the public shareholders. The Individual Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company’s shareholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in a proposed sale of the Company.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action on his own behalf and as a class action pursuant to Texas Rule of Civil Procedure 42, on behalf of all holders of HealthTronics stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the

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Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. As of March 19, 2010, HealthTronics has outstanding approximately 45.5 million shares owned by thousands of shareholders.

26. There are questions of law and fact which are common to the Class including, inter alia, the following:

a.	whether the Individual Defendants have breached their fiduciary duties of undivided loyalty and due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisiton;

b.	whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonable under the circumstances for the sale of HealthTronics;

c.	whether the Individual Defendants have erected barriers designed to deter interested bidders, other than Endo;

d.	whether the Individual Defendants have disclosed to the Company’s public shareholders all material information necessary for said shareholders to make a decision as to whether to tender their shares in support of the Proposed Acquisition;

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e.	whether the Offer Price payable to Plaintiff and the Class is unfair and inadequate; and

f.	whether Plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are consummated.

Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

27. This action is properly maintainable as a class action.

28. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the party opposing the Class.

30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

31. On May 5, 2010, HealthTronics and Endo announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will acquire HealthTronics.

32. Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions thereof, the Company (through Purchaser) has agreed to commence a cash tender

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offer to purchase all of the issued and outstanding shares of common stock of HealthTronics at a price of $4.85 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”).

33. The Proposed Acquisition, if successful, will be followed by a merger (the “Merger”) of Purchaser with and into HealthTronics, with HealthTronics as the surviving corporation and a wholly-owned subsidiary of the Company. In the Merger, any Shares not tendered into the Offer, other than Shares held by the Company, HealthTronics, Purchaser or shareholders who have validly exercised their appraisal rights under the Georgia Business Corporation Code, will be cancelled and automatically converted into the right to receive the same per share consideration paid to shareholders in the Proposed Acquisition.

34. Pursuant to the Merger Agreement and subject to certain exceptions, HealthTronics granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a per Share price equal to the Offer Price, newly-issued Shares in an amount up to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the total Shares outstanding on a fully-diluted basis. The price per share to be paid for the Top-Up shares will be the Offer Price.

35. The Merger Agreement contains certain termination rights of the Company and HealthTronics and provides that, upon the termination of the Merger Agreement under certain circumstances, HealthTronics would be required to pay the Company a termination fee equal to $8 million.

36. Concurrently with the execution and delivery of the Merger Agreement, the Company and Purchaser entered into an agreement with each of James S.B. Whittenburg,

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Richard A. Rusk, Clint B. Davis, Scott A. Herz, and Laura A. Miller pursuant to which each of them has irrevocably agreed to tender the shares of HealthTronics common stock beneficially owned by such executive officer in the Offer. Also concurrently with the execution and delivery of the Merger Agreement, the Company and Purchaser entered into an Executive Employment Agreement with each of James S.B. Whittenburg, Richard A. Rusk, Clint B. Davis, and Scott A. Herz, which agreements will not become effective until the closing of the Offer.

37. On May 10, 2010, HealthTronics reported sharply higher revenues for the First Quarter of 2010. Total revenues for the three months ended March 31, 2010 increased $4,777,000 as compared to the same period in 2009. Revenues from the Company’s lithotripsy operations increased slightly in the first quarter of 2010 as compared to the same period in 2009, and revenues from its prostate business increased $1,604,000 in the first quarter of 2010 as compared to the same period in 2009. Prostate revenues from cryosurgery treatments increased $1,017,000 and, along with increased laser revenues of $403,000, were the primary driver of the total increase in prostate revenues for the quarter ended March 31, 2010 as compared to the same quarter in 2009. Lithotripsy procedure revenues on a same store basis in the first quarter of 2010 remained consistent with the same period in 2009. Manufacturing and consumable revenues for the period ended March 31, 2010 increased $2,564,000 from the same period in 2009. This increase is entirely driven by sales to external customers from our new Endocare subsidiary. Contract service revenues remained consistent in the first quarter of 2010 with the same period in 2009. Revenues from our laboratory operations increased $756,000 in the quarter ended March 31, 2010 over the same period in 2009.

38. HealthTronics’ cash and cash equivalents were $5,618,000 and $8,412,000 at March 31, 2010 and December 31, 2009, respectively. Beginning in 2009, the Company’s

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subsidiaries began distributing available cash on a monthly basis, after establishing reserves for estimated capital expenditures and working capital. Prior to 2009, they generally distributed all of their available cash quarterly, which lead to an accumulated cash balance at the end of each quarter. For the periods ended March 31, 2010 and 2009, our subsidiaries distributed cash of approximately $14,041,000 and $18,183,000, respectively, to non-controlling interest holders.

39. Accounts receivable as of March 31, 2010 has decreased $1,364,000 from December 31, 2009. This decrease relates primarily to the timing of collections. Inventory as of March 31, 2010 totaled $11,216,000 and decreased $1,282,000 from December 31, 2009.

40. Endo’s acquisition of HealthTronics was timed to take advantage of Healthronic’s improving financial condition which will benefit Endo to the detriment of Healthtronic’s public shareholders.

41. In moving towards the sale of the Company, the Individual Defendants initiated a process to sell HealthTronics that imposed a heightened fiduciary responsibility on them. The Individual Defendants owed fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In this regard, the Individual Defendants had the responsibility to implement fair and active bidding procedures or other mechanisms for reliably checking the market to assure that the highest possible price is achieved.

42. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Merger which will deprive Class members of their fair share of HealthTronics’s valuable assets and businesses, to the irreparable harm of the Class.

43. Plaintiff and the other members of the Class have no adequate remedy at law.

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FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

44. Plaintiff and the other members of the Class have no adequate remedy at law.

45. Plaintiff repeats and realleges each allegation set forth herein.

46. The defendants have violated their fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of HealthTronics and have acted to put their personal interests ahead of the interests of HealthTronics’s shareholders.

47. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class.

48. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Schlumberger without regard to the fairness of the transaction to HealthTronics’s shareholders. Defendant HealthTronics directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to Plaintiff and the other holders of HealthTronics stock.

49. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other HealthTronics public stockholders.

50. As a result of the actions of defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of HealthTronics’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of HealthTronics common stock.

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51. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Merger and Merger which will exclude the Class from its fair proportionate share of HcalthTronics’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

52. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Aiding and Abetting Breaches of Fiduciary Duties

53. Plaintiff repeats and re-alleges each allegation set forth herein.

54. Defendants HealthTronics and Endo, by reason of their status as parties to the Proposed Acquisition and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

55. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants HealthTronics and Endo, who, therefore, aided and abetted such breaches by agreeing to Proposed Acquisition.

56. As a result of the unlawful actions of defendants HealthTronics and Endo, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for HealthTronics’ assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of defendants are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.

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57. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

FOR THESE REASONS, Plaintiff demands injunctive relief in its favor and in favor of the Class and against defendants as follows:

a.	Declaring that this action is properly maintainable as a Class action;

b.	Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

c.	Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Merger and Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

d.	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of HealthTronics’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for HealthTronics;

e.	Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

f.	Enjoining defendants from consummating the Merger and merger unless and until curative disclosures are made to HealthTronics shareholders;

g.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

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h.	Granting such other and further equitable relief as this Court may deem just and proper.

Dated: May 12, 2010.	Respectfully Submitted,

/s/ Hamilton Lindley
JOE KENDALL State Bar No. 11260700 HAMILTON LINDLEY State Bar No. 24044838 KENDALL LAW GROUP LLP 3232 McKinney, Ste. 700 Dallas, TX 75204 Tel: 214-744-3000 Fax: 214-744-3015

HARWOOD FEFFER LLP Robert I. Harwood Matthew M. Houston 488 Madison Avenue, 8th Floor New York, NY 10022 Telephone: (212) 935-7400

RYAN & MANISKAS, LLP Richard A. Maniskas, Esquire 995 Old Eagle School Rd., Ste. 311 Wayne, PA 19087 Telephone: (484) 588-5516 Counsel for Plaintiff Nittin Namjoshi

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